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SEC Mail Processing

MAR [illegible] 2019

Washington, DC

SE [illegible] N

19007955

ANNUAL AUDITED REPORT

FORM X-17A-5 *
PART III

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SEC FILE NUMBER
8-67487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roundtable Capital Services LLC

Truvvo Capital Services LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue 22nd Floor East Tower

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Caitlin Reynolds (212) 448-7454

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Caitlin Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roundtable Capital Services LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNA VILLA
Notary Public - State of New York
No. 01VI6382307
Qualified in New York County
My Comm. Expires Oct. 22, 2022

Caitlin Reynolds
Signature

Chief Financial Officer
Title

Jenna Villa
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Member of Roundtable Capital Services LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Roundtable Capital Services LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2019

We have served as the Company's auditor since 2011.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

ROUNDTABLE CAPITAL SERVICES LLC

(A Wholly-Owned Subsidiary of Roundtable Wealth Management LP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets		
Cash	$	115,279
Prepaid regulatory fees and other		29,271
Total assets		144,550
Liabilities & Equity		
Due to affiliates	$	39,646
Professional fees payable		20,988
Total liabilities		60,634
Total member's equity		83,916
Total liabilities and member's equity	$	144,550

The accompanying notes are an integral part of the financial statements

Confidential

1. Organization

Roundtable Capital Services LLC (the "Company"), was formed under the laws of the State of Delaware on July 11, 2006 and commenced operations on April 1, 2007. The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is in the following investment banking activities: (1) the provision of corporate financial advisory services to public and private companies; (2) assisting issuers in private placements on a best efforts, agency basis; and (3) identifying potential investments for institutions and high net worth individuals in public or private companies or private investment funds.

The Company is a wholly-owned subsidiary of Roundtable Wealth Management LP ("RWM") and an indirectly wholly-owned subsidiary of Roundtable Investment Partners LLC; and shall continue indefinitely unless its sole member elects to terminate the Company in accordance with the provisions of the Company's limited liability company agreement (the "LLC Agreement").

Capitalized terms are as defined in the LLC Agreement of the Company unless otherwise defined herein.

2. Significant Accounting Policies

Basis of Accounting
These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

Income and Expense Recognition
Interest is recognized as earned. Income generated in assisting issuers in private placements is recognized when received. Expenses are recorded on an accrual basis as incurred.

Cash
At December 31, 2018, all cash was held at two institutions. The amount held at the institutions may be in excess of limits insured by the Federal Deposit Insurance Corporation ("FDIC").

Capital Contributions
On a regular basis, RWM makes capital contributions to the Company to ensure continued compliance with net capital requirements.

3. Related Party Transactions

The Company has an expense sharing agreement whereby RWM and the Company share common expenses incurred in operating the companies, such as compensation and benefits, rent, office equipment and other general office expenses. Under this agreement, RWM pays for the costs incurred and allocates these costs to the Company based on usage. The expenses allocated to the Company are reported on the Statement of Operations with related payables reported as Due From/To Affiliates on the Statement of Financial Condition. As a result of the agreement between the Company and RWM, the results of operations reported on the Statement of Operations may have been different had the Company operated on a stand-alone basis. For the year ended December 31, 2018, the total expenses charged by the related party were $719,368 and are included in the relevant expense categories on the Statement of Operations. Due to affiliates of $39,646, which is included on the Statement of Financial Condition, relates to those expenses charged by RWM.

The Company may require financial support to continue its operations and meet its financial obligations for the foreseeable future. Roundtable Investments Partners LLC has agreed to provide such support for at least one year from the date of issuance of these financial statements, if needed.

4. Income Taxes

The Company is treated as a disregarded entity for U.S. tax purposes and does not file federal, state, or local tax returns as the individual owner is responsible for such payments. Accordingly, no provision has been made for U.S. federal, state or local income taxes in the accompanying financial statements. RWM files federal, various state and New York City tax returns that include the activity from the Company in its operations, and as of December 31, 2018, the earliest tax period that remains subject to examination by the major tax jurisdictions under the statute of limitations for RWM is 2015. Income tax liabilities may be incurred by the Company should it cease to be wholly-owned by RWM.

4. Income Taxes (Continued)

At December 31, 2018, there were no uncertain tax positions required to be accrued in accordance with the criteria set forth in Financial Accounting Standard Boards ("FASB") Accounting Standard Codification ("ASC") 740, Income Taxes.

5. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires that it maintain minimum net capital, as defined, of either $5,000 or 6.67% of aggregate indebtedness, whichever is greater. At December 31, 2018, the Company had net capital of $54,645 which was $49,645 in excess of its statutory requirement of $5,000.

The company claims an exemption from SEC Rule 15c3-3 pursuant to the exemptive provisions under subparagraphs (k)(2)(i).

6. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Based on the Company's experience, the Company believes that its risk of loss is remote.

7. Subsequent Events

The Company has evaluated the subsequent events through February 26, 2019, the date these financial statements were able to be issued and has noted that there have been no significant subsequent events requiring adjustment or disclosure within these financial statements.